May 22, 2008

VIA U.S. MAIL AND FAX (585)272-7258

Ronald E. Salluzzo
Chief Financial Officer
Harris Interactive, Inc.
60 Corporate Woods
Rochester, NY 14623

Re: Harris Interactive, Inc.
       File No. 000-27577
       Form 10-K for the Fiscal Year Ended
       June 30, 2007
       Filed September 12, 2007
       Form 10-Q for Quarterly Period Ended
       December 31, 2007
       Filed February 11, 2008
       Definitive Proxy Statement
       Filed September 12, 2007

Dear Mr. Salluzzo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant